Mail Stop 7010

      December 1, 2005

Mr. John Sottile
The Goldfield Corporation
100 Rialto Place, Suite 500
Melbourne, FL 32901

      Re:	The Goldfield Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      Form 10-Q for the period ended September 30, 2005
      File No. 1-07525

Dear Mr. Sottile:

      We have reviewed your response letter dated November 14,
2005
and have the following additional comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Item 2 - Management`s Discussion and Analysis

Liquidity and Capital Resources, page 22

We note that accounts receivable and accrued billings increased by 18% and costs and estimated earnings in excess of billings on uncompleted contracts increased by 235% during the interim period. We also note that electrical construction revenue decreased by 13% during the same period. As a result of these fluctuations, days outstanding in accounts receivable and accrued billings and costs and estimated earnings in excess of billings on uncompleted contracts substantially increased relative to 2003 and 2004. These balances indicate that approximately 90% of your electrical construction revenue that was recognized during the quarter ended 9/30/05 was not collected or billed as of 9/30/05. Please tell us the specific facts and circumstances that caused these fluctuations and tell us whether trends in days outstanding have improved. To the extent that divergent trends continue or occur in the future, please revise future filings to adequately disclose and explain them and to address the potential risks and uncertainties they may imply.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to Anne McConnell, Senior Staff Accountant, at
(202) 551-3709 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. John Sottile
The Goldfield Corporation
December 1, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE